John D. Hogoboom Member of the Firm Tel973 597 2382 Fax973 597 2383 jhogoboom@lowenstein.com

October 11, 2007

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	Narrowstep Inc. -- Registration Statement on Form SB-2 (File No. 333-145900)

Dear Mr. Spirgel:

On behalf of Narrowstep Inc. (the “Company”), we are hereby responding to the letter, dated October 5, 2007 (the “Comment Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form SB-2 (File No. 333-145900) (the “Registration Statement”).  Pursuant to our discussions with the Staff, this letter addresses the issues raised by the Comment Letter with respect to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Act”).  Pursuant to our discussions, once any Rule 415 issues are resolved to the satisfaction of the Staff, the Company intends to file an amendment to the Registration Statement to respond to the Staff’s other comment and to update certain information contained in the Registration Statement.

Set forth in bold below is the Rule 415 comment (the “Rule 415 Comment”) raised by the Staff in the Comment letter.  The Company’s response is set forth below the Rule 415 Comment.

The Company has authorized this firm to respond to the Rule 415 Comment as follows:

General

1.           We note that you are registering the sale of 64,766,400 shares, which represents a large percentage of the total number of shares outstanding and the number of shares outstanding held by non-affiliates.  Given the size and nature of the transaction being registered, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.  See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offering from primary offerings.

Reply:	65 Livingston Avenue Roseland, New Jersey 07068 Tel 973 597 2500 Fax 973 597 2400 1251 Avenue of the Americas New York, New York 10020 Tel 212 262 6700 Fax 212 262 7402

Mr. Larry Spirgel	October 11, 2007

For the reasons set forth below, the Company respectfully believes that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement.

Background

On August 8, 2007, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with 23 accredited investors (the “Investors”) for the sale of common stock (the “Common Stock”) and warrants for a total purchase price of $10,510,000 (the “Financing”).  Pursuant to the Purchase Agreement, the Investors purchased a total of 42,040,000 shares (the “Shares”) of Common Stock at a purchase price of $0.25 per share. The Company also issued to the Investors five-year warrants (the “Warrants”) giving them the right to purchase an aggregate of 21,020,000 shares of Common Stock (the “Warrant Shares”) at an exercise price of $0.50 per share.  The number of Warrant Shares issuable upon the exercise of the Warrants and the exercise price are subject to adjustment in certain circumstances, including if the Company issues or is deemed to have issued shares of Common Stock at a price per share less than $0.50, subject to certain exceptions.

In addition to the Shares and Warrants described above, in connection with the Financing, the Company issued to Merriman Curhan Ford & Co. and Brimberg & Co., the placement agents for the offering (the “Placement Agents”), warrants (the “Placement Agent Warrants”) to purchase an aggregate of 1,023,840 shares of Common Stock and 682,560 shares of Common Stock, respectively (the “Placement Agent Shares”), in partial payment of the fees owed to the Placement Agents in connection with the sale of the Shares and Warrants.  The Placement Agent Warrants have the same terms as the Warrants issued to the Investors, except that the Placement Agent Warrants have a cashless exercise right.

In connection with the issuance of the Shares and Warrants pursuant to the Purchase Agreement, the Company’s $7,110,000 in outstanding convertible notes (the “Notes”) (together with interest thereon through March 8, 2008) were automatically converted into an aggregate of 35,392,003 shares of Common Stock at a conversion price of $0.225 per share (the “Conversion Shares”).  The Company has no obligation to register the Conversion Shares for resale by the holders thereof.

Mr. Larry Spirgel	October 11, 2007

The Shares and Warrants issued pursuant to the Purchase Agreement and the Placement Agent Warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder.  In the Purchase Agreement, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Act.

The terms of the Financing do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions.  The Warrants and the Placement Agent Warrants have customary antidilution provisions under which, among other things, the exercise price of the Warrants and the Placement Agent Warrants adjust if the Company issues or is deemed to have issued Common Stock at a price below the exercise price of the Warrants and the Placement Agent Warrants.  Based on earlier conversations we have had with David Lynn and Carol McGee of the Chief Counsel’s Office, we believe that these antidilution adjustments are consistent with those that the Staff has previously indicated do not raise a Staff concern with respect to the Staff’s interpretation of Rule 415.

According to the Company’s Annual Report on Form 10-KSB for the fiscal year ended February 28, 2007 (as amended, the “10-K”), at May 15, 2007, the Company had 45,348,974 shares of Common Stock outstanding.  In addition, as indicated above, the Company had $7,110,000 in aggregate principal amount of 12% Mandorily Convertible Notes outstanding.  Pursuant to their terms, the Notes were automatically convertible into the securities issued by the Company in the Financing.  Accordingly, at the time that the Financing was completed, the Company had an aggregate of 80,740,977 shares outstanding.  In addition, at the time of the Financing, the Company had outstanding warrants to acquire an aggregate of 16,723,539 shares of Common Stock and outstanding options and restricted stock units to acquire an aggregate of 11,180,874 shares of Common Stock.  Accordingly, on the date the Financing was consummated, the Company had an aggregate of 108,645,390 shares of Common Stock outstanding on a fully diluted basis.

At the time of the Financing, the directors and executive officers as a group beneficially owned 27,946,690 shares of Common Stock, of which 17,031,815 were presently outstanding.  Other than the Company’s Interim Chief Executive Officer, no other stockholder beneficially owned more than 10% of the outstanding Common Stock.

As disclosed in the Registration Statement, after giving effect to the Financing, entities affiliated with Renaissance Capital became the beneficial owner of 27,000,000 shares of Common Stock, or approximately 16.9% of the shares outstanding, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  No other stockholder, other than the Company’s Interim Chief Executive Officer, beneficially owned more than 10% of the outstanding Common Stock after giving effect to the Financing.

Mr. Larry Spirgel	October 11, 2007

According to its website, RENN Capital Group, Inc. is a Dallas, TX, based investment management firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). RENN was founded by Russell Cleveland who currently serves as President and Chief Executive. Since 1973, RENN or its predecessor companies has been engaged in the management of a series of investment partnerships, such partnerships being principally engaged in investing in publicly traded securities of Emerging Growth Companies. Currently, RENN serves as investment adviser and/or investment manager to one United States closed-end mutual fund and two Great Britain based investment trusts and one Great Britain based open-end mutual fund. As of February 23, 2007, the combined net asset values of these four entities exceed US $375,000,000.

The other investors in the Financing included the Company’s Interim Chief Executive Officer, certain private investment funds, including several that have previously invested in the Company, and several wealthy individual investors.  None of these Investors, other than Renaissance Capital, provided more than $1,000,000 of capital in the Financing, with a majority of the Investors providing between $2,500 and $300,000.  In our conversations with members of the Chief Counsel’s Office, the Staff has consistently taken the position that the participation of a relatively large number of investors, as in the case here, substantially reduces the risk that the investors are acting as underwriters with respect to a particular transaction.

On September 6, 2007, the Company filed the Registration Statement with the Commission.  Pursuant to the Registration Statement, the Company seeks to register an aggregate of 64,766,400 shares of Common Stock, which equals the total amount of Shares, Warrant Shares and Placement Agent Shares issuable in connection with the Financing.  The shares covered by the Registration Statement represent approximately 80.2% of the Common Stock outstanding at the time of the Financing, 59.6% of the fully diluted shares and 101.7% of the shares outstanding held by non-affiliates of the Company.

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

Mr. Larry Spirgel	October 11, 2007

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities.  Because such a recharacterization has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like the Company -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

Mr. Larry Spirgel	October 11, 2007

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  Interpretation D.29 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Financing can be registered for sale on behalf of the Investors pursuant to Rule 415.

Mr. Larry Spirgel	October 11, 2007

How Long the Selling Shareholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company.  Here, the Investors have held their shares for 64 days as of the date of this letter.  This holding period is longer than required by the Staff for valid “PIPE” transactions.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation.  Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of over two months must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In nearly all of the more than 150 PIPE transactions that we have participated in -- including this one -- a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing).  Many of these transactions have been reviewed by the Staff and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.  Obviously, the Staff has the right to overturn its PIPEs Interpretation if it chooses, however, in all of our discussions with the Office of Chief Counsel, the Staff has assured us that it has no intention of so doing.

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder.  As noted above, the terms of the Warrants and the Placement Agent Warrants contain no “toxic” provisions or other terms that merited any special concerns by the Staff.  Further, as described above, the Financing was provided by a relatively large number of investors with only one Investor providing more than 10% of the Financing.  All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act.  There is no evidence to suggest that those representations are false.

Mr. Larry Spirgel	October 11, 2007

In our many conversations with members of the Staff regarding the Staff’s Rule 415 interpretation, it has become apparent to us that the Staff equates registration with an intent to distribute.  However, this perspective is fundamentally flawed and is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, including Renaissance Capital, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view.  If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the Financing even if they wanted.  As indicated above, there were 23 discrete Investors in the Financing.  Although several of the Investors are affiliated, it would require a conspiracy of massive proportions for all of the Investors to act in concert to effect a distribution of the shares.  There is no evidence that the Investors have any plan to act in concert with respect to their shares.  Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act.  In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).  Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

Mr. Larry Spirgel	October 11, 2007

In addition, according to the website Yahoo Finance, the three-month average daily trading volume of the Common Stock as of today is approximately 40,815 shares.  If the Investors attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 1,587 trading days to do so, assuming no other person sold a single share of stock during that entire period.  Assuming no holidays at all, that would equate to a period of nearly 6½ years.  If they accounted for half of the daily trading volume, it would take them almost 13 years to sell their shares.  It simply strains logic past the breaking point to believe that the Investors have purchased their shares for the purpose of making a distribution if it would take them 13 years to do so.  No rational investor would purchase such a large block of shares with the intent of effecting a distribution.  The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply couldn’t absorb that much stock.  In this situation -- as is the case with many PIPE transactions -- the concept that the Investors have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.”  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is not a scintilla of evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Financing were registered.  Again, it is not credible to assume that the 23 Investors in the Financing will somehow band together to distribute their shares.  Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in the Purchase Agreement.

Mr. Larry Spirgel	October 11, 2007

Their Relationship to the Issuer

As described above, a number of Investors, including the Company’s Interim Chief Executive Officer, have made prior investments in the Company.  As a result, it is not credible to assume that they intend to flip their shares once the Registration Statement is declared effective.  If they wanted to sell shares, they could simply sell the other shares they have purchased from the Company in the past, nearly all of which are registered for resale (of course, as indicated above, the practical reality is that market conditions prevent them from selling the shares they already own, let alone the shares issuable to them in the Financing).  Renaissance Capital, the lead investor in the Financing, had no relationship with the Company prior to its investment in the Financing.  Renaissance Capital is a registered investment adviser and is subject to the requirements of the Advisers Act.  As such, it is not allowed to make investments without having appropriately fulfilled its fiduciary duties by performing a detailed review and analysis of the Company.  Renaissance Capital is a long-term buy and hold investor.  Again, there is no reason to believe that Renaissance Capital does not have the intention or ability to hold its shares for an indefinite period.  The other Investors are primarily smaller investment funds and private individuals who have no prior relationship to the Company.  As is the case with the other Investors, there is no simply no basis to infer that any of them intend to effect a distribution on behalf of the Company.

The Amount of Shares Involved

At the outset, it is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415.  That concept has been reiterated to us by members of the Office of Chief Counsel in several meetings we have had with them.  However, in this case, it appears that the amount of shares being registered has become the only factor which is relevant to the Staff.  This single-minded focus on the number of shares is inconsistent with the Interpretation and the facts and circumstances recited above.

As has been explained to us by the Office of Chief Counsel, several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors were often left “holding the bag” and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members of the Division began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

Mr. Larry Spirgel	October 11, 2007

The Office of Chief Counsel has advised us that, in order to monitor these types of transactions, the Staff was ordered to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K or Form 10-KSB.  As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.  As far as we are aware, no rationale for the one-third threshold has ever been articulated by the Staff, other than that it is an easy criteria to apply.  In partial response to criticism over the Staff’s interpretive position, we understand that the Staff’s focus shifted late last year to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.  As described above, the terms of the Financing do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

The availability of the Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer.  In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.  It should be obvious that an illegal distribution of shares can take place when the amount of shares involved is less than one-third.  In fact, for the reasons described above it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float.  As demonstrated above, when investors buy a large stake of a small public company, it is virtually impossible for them to exit the stock.  Contrary to the Staff’s viewpoint, the larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company with a limited trading market.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds.  In light of the Commission’s public commitment to small business issuers, the Staff’s focus on these smaller companies is hard to harmonize.  Perhaps the Staff believes that smaller companies are more likely to engage in actions that violate the federal securities laws.  However, we are unaware of statistics demonstrating that smaller public companies violate the federal securities laws at a substantially higher rate than do larger publicly companies.  Rather, as evidenced by public debacles such as Enron and Worldcom, it appears that “size doesn’t matter” when it comes to illegal behavior.

Mr. Larry Spirgel	October 11, 2007

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock.  In this case, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.  The number of shares they ended up owning was just a mathematical result of the size of the investment, the price per share and the Company’s market capitalization.  In our experience, PIPE investors don’t look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership.  By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

The lack of rationality in focusing on the number of shares being registered is amply demonstrated by how the Staff resolves Rule 415 issues.  Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering.  If the Investors are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell.  It doesn’t change one iota the investment intent of the selling shareholders or the ability of the Investors to effect a distribution if, in fact, that was their intent.

The Staff’s arbitrary focus on one-third of the public float contradicts its own interpretative positions.  For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.” (emphasis added)

Mr. Larry Spirgel	October 11, 2007

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

The focus of the Staff on the number of shares being registered appears to be an attempt to resurrect the discredited “presumptive underwriter” doctrine under which the Staff took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering.  The presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago.  See American Council of Life Insurance (avail. June 10, 1983).  The Staff has recently reproposed amendments to Rule 145 that also would eliminate the presumptive underwriter doctrine in connection with most Rule 145 transactions.  See Securities Act Release No. 33-8813 (July 5, 2007) (proposing to eliminate the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases).  Accordingly, there is no principled basis for attempting to apply the doctrine here.

However, even if the number of shares registered is the sole focus of the inquiry, the Financing should not raise significant concerns about a “disguised” primary offering based on the number of shares the Company seeks to register.  As indicated above, the shares covered by the Registration Statement represent approximately 80.2% of the Common Stock outstanding at the time of the Financing and approximately 59.6% of the fully diluted shares.  We are aware of many situations, including in the case of reverse mergers -- which should be an area of heightened Staff concerns regarding illegal distributions -- where the Staff has reviewed other registration statements in substantially similar circumstances and has allowed the registrant to effect a registration of a far greater proportion of the outstanding shares.  There is nothing in this situation that justifies applying a lower threshold.  On these facts and especially in light of the diffuse nature of the Investors, the Company should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

Whether the Sellers are in the Business of Underwriting Securities

None of the Investors are in the business of underwriting securities.  As described above, most of the investors are private investment funds that buy and sell portfolio securities for their own accounts.  The remaining investors are private individuals.  All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act.  There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Mr. Larry Spirgel	October 11, 2007

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company.  The Investors made fundamental decisions to invest in the Company, have held their securities for a period of time that far exceeds the periods sanctioned in the Staff’s PIPEs Interpretation, have represented their investment intent and disclaimed any intent to illegally distribute their shares and really have no alternative but to hold their shares for the long haul.  There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares.  In addition, the Investors beneficially own so much Common Stock that it would be virtually impossible for them to distribute it even if that was their intention.  The number of shares initially covered by the Registration Statement was reasonable in relation to other transactions that have been reviewed and signed off on by the Staff.  None of the Investors are in the business of underwriting securities.  In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares issuable in the Financing.  No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

Very truly yours,

John D. Hogoboom

JDH:

16849/1
10/11/07 2240326.03

Enclosures

cc:	Lisa VanPatten (via e-mail) David H. Oden, Esq. (via-email)